Mail Stop 3561

March 30, 2009

BY U.S. MAIL and FACSIMILE

Mr. Igor Dmitrowsky
 President
BALTIA AIR LINES, INC.
63-25 Saunders Street, Suite 7 I
Rego Park, New York 11374

      Re: **Baltia Air Lines, Inc.**
               Item 4.01 Form 8-K, filed March 20, 2009
               File No. 1-14519

Dear Mr. Dmitrowsky:

     We have completed our review of your Form 8-K and have no further comments at this time.

               Sincerely,

               Beverly A. Singleton
               Staff Accountant